ETF Opportunities Trust

730 Stony Point Parkway, Suite 205

Richmond, Virginia 23235

VIA EDGAR

October 8, 2021

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE:	ETF Opportunities Trust (the “Trust”): Request for withdraw of Form N-1A Filing (File No. 333-234544 and 811-23439)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests withdrawal of the filing of a Form N-1A for the Trust (File Nos. 333-234544 and 811-23439) (the “Filing”). The Filing was submitted on September 7, 2021 (Accession No. 0001387131-21-009275) relating to the UBC Algorithmic Fundamentals ETF ("Fund"). The Trust is making this application for withdrawal of the Filing due to changes being made to the Prospectus and Statement of Additional Information as it relates to the Fund’s principal investment strategies and the Fund’s election to operate as a transparent exchange-traded fund. The Trust intends to file an updated 485A on Form N-1A that includes these changes. At the direction of the staff of the EDGAR desk of the Securities and Exchange Commission, this application to withdraw the Filing is being submitted. No securities have been issued or sold by the Trust in connection with the Filing. The Trust respectfully submits that a withdrawal of the Filing is consistent with the public interest and the protection of investors.

If you have any questions concerning this application for withdrawal, please contact John H. Lively of Practus, LLP, counsel for the Trust, at (913) 660-0778.

Very truly yours

/s/ Karen M. Shupe
Karen M. Shupe, Treasurer and Principal Executive Officer